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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Vivid Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  928538 10 7
                  -------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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------------------------                                  ---------------------
  CUSIP NO. 928538 10 7                 13G                 PAGE 2 OF 6 PAGES
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Burr, Egan, Deleage & Co.
         04-2681308
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF             -0- shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           2,301,945 shares -- Please also refer to Item 4.(a). OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           2,301,945 shares -- Please also refer to Item 4.(a).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         2,301,945 shares -- Please also refer to Item 4.(a).

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]

         N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         25.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 pages
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ITEM 1.

      (a)  NAME OF ISSUER

           Vivid Technologies, Inc.

      (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           10E Commerce Way
           Woburn, Massachusetts  01801

ITEM 2.

      (a)  NAME OF PERSON FILING

           Burr, Egan, Deleage & Co.

      (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

           One Post Office Square, Suite 3800
           Boston, Massachusetts  02103

      (c)  CITIZENSHIP

           Massachusetts

      (d)  TITLE OF CLASS OF SECURITIES

           Common Stock, $.01 par value

      (e)  CUSIP NUMBER

           928538  10  7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.    OWNERSHIP

      As of December 31, 1996, Burr, Egan, Deleage & Co. was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1996:

      (a)  AMOUNT BENEFICIALLY OWNED

           Burr, Egan, Deleage & Co. is a venture capital firm which directly or indirectly provides investment advisory services to venture capital funds including Alta III Limited Partnership, Alta Jami Boston Limited Partnership, Gallion Partners II, C.V. Sofinnova Partners Four and Golden Coins N.V. The beneficial ownership of these five funds at December 31, 1996 is as follows:

                                                   Common     Common
Fund                                                Stock    Warrants    TOTAL
----                                               --------  --------  ---------

           Alta III Limited Partnership            1,492,700   106,794  1,599,494
           Alta Jami Boston Limited Partnership       37,490     2,682     40,172
           Gallion Partners II                       236,940    16,952    253,892
           Golden Coins N.V.                           2,020       145      2,165
           C.V. Sofinnova Partners Four              379,100    27,122    406,222
                                                   ---------  --------  ---------

                Total:                             2,148,250  1533,695  2,301,945

           The respective general partners of these funds exercise sole voting and investment power with respect to the shares held by the funds.

           The principals of Burr, Egan, Deleage & Co. are general partners of
           1) Alta III Management Partners Limited Partnership (which is the general partner of Alta III Limited Partnership) and 2) Alta Jami Boston Limited Partnership. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by these funds. Burr, Egan, Deleage & Co. serves as an advisor to Gallion Partners II, C.V. Sofinnova Partners Four and Golden Coins N.V. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all of the shares held by the foregoing funds except to the extent of their pecuniary interests therein.

      (b)  PERCENT OF CLASS

           25.5% of the outstanding shares of Common Stock

      (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                 -0- shares

           (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

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                 2,301,945 shares -- Please also refer to Item 4.(a).

          (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                 -0- shares

           (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                 2,301,945 shares -- Please also refer to Item 4.(a).


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           See Item 4.(a).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date:  February 12, 1997


                              BURR, EGAN, DELEAGE & CO.


                              By:  /s/  Eileen McCarthy
                                 -------------------------
                              Name:   Eileen McCarthy
                              Title:  Vice-President